December 21, 2010

William P. Kaplan, Esq.
Vice President, General Counsel and Corporate Secretary
Telik, Inc.
3165 Porter Drive
Palo Alto, CA 94304

Re: Telik, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 2, 2010
      File Number: 000-31265

Dear Mr. Kaplan:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts or circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business

1. We note that you have filed collaboration and license agreements with Sanwa Kagaku Kenyusho as exhibits to your filing yet you have not included a discussion of the material terms. Please provide draft disclosure describing the material terms and their importance to your operations. Alternatively, tell us why you believe you are not required to provide this information and why you continue to file these agreements as exhibits.

2. We note that Isochem is your sole source supplier for the active ingredient in TELINTRA and Pantheon is your sole source of TELINTRA tablets. If you have contractual agreements with these parties, please describe the material terms of the agreements, including any minimum purchase requirements, expiration dates, termination provisions and any other material terms. Additionally, file these agreements as exhibits or tell us why you believe you are not required to file them as exhibits. If no such contractual agreement exists, confirm that you will disclose that

you do not have any supply agreements with these sole source suppliers in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director